Timberwest Forest Corp.
Notice Of Annual And Special General Meeting
and
Information Circular
February 28, 2007
Important Information For Unitholders

TIMBERWEST FOREST CORP.
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING
TO BE HELD ON APRIL 27, 2007
TO THE UNITHOLDERS:
The Annual and Special General Meeting (the “Meeting”) of the holders (the “Unitholders”) of Stapled Units of TimberWest Forest Corp. (the “Company”) will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada on Friday, April 27, 2007, at 2:00 pm (PDT) for the following purposes:
1.	To receive the report of the directors to the Unitholders.

2.	To receive the consolidated financial statements of the Company for the financial year ended December 31, 2006, and the report of the auditors thereon.

3.	To elect the directors of the Company for the ensuing year.

4.	To appoint KPMG LLP as auditors of the Company for the ensuing year.

5.	To authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year.

6.	To consider and, if thought fit, pass an ordinary resolution approving the Amended and Restated Stapled Unit Option Plan of the Company as tabled at the Meeting (the “Amended and Restated Stapled Unit Option Plan”), and the amendments contained therein as substantially described in the Information Circular of the Company attached hereto (the “Proposed Amendments”), which resolution is attached as Schedule A to such Information Circular.

7.	To transact such other business as may properly come before the Meeting.
The consolidated financial statements of the Company for the financial year ended December 31, 2006, and the auditors’ report thereon, which will be presented at the Meeting, are contained in the 2006 Annual Report accompanying this Notice.
The names of the persons proposed to be nominated for election as directors of the Company are set out in the Information Circular that follows. The directors of the Company have fixed March 21, 2007 as the record date for determining Unitholders entitled to receive notice of and to vote at the Meeting. Registered Unitholders who are unable to be present in person at the Meeting are requested to date, execute and return the accompanying form of proxy to TimberWest Forest Corp., c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours before the time of the Meeting or any adjournment thereof. A self-addressed postage paid envelope is enclosed.

All non-registered Unitholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with instructions or follow the procedures provided to them by such broker or intermediary in order to have their units voted.

DATED as of the 21st day of March 2007.	BY ORDER OF THE BOARD OF DIRECTORS

Brenda G. Blue Secretary

TIMBERWEST FOREST CORP.
INFORMATION CIRCULAR
AS AT FEBRUARY 28, 2007
SOLICITATION OF PROXIES
This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of TIMBERWEST FOREST CORP. (the “Company”) for use at the Annual and Special General Meeting (the “Meeting”) of the holders (“Unitholders”) of Stapled Units of the Company to be held on Friday, April 27, 2007, at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special General Meeting (the “Notice”). In this Information Circular, “Board of Directors” and “Board” refers to the board of directors of the Company.
PROXIES
Deposit of Proxy
In order to be valid and effective, a completed proxy must be delivered to the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours before the time of the Meeting or any adjournment thereof. A self-addressed postage paid envelope is enclosed.
Revocation of Proxies
A Unitholder who has given a proxy may revoke it by (a) signing a proxy bearing a later date and depositing it as provided under ‘Deposit of Proxy’, (b) signing and dating a written notice of revocation (in the same manner as the enclosed form of proxy is required to be executed, as set out under ‘Validity of Proxy’, and delivering such notice either to the head office of the Company, P.O. Box 11101, Suite 2300 — 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3, Attention: Brenda G. Blue, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or (c) attending the Meeting in person and registering with the scrutineer thereat as a Unitholder present in person and signing and dating a written notice of revocation. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by the proxy.
Voting of Shares Represented by Proxy
The individuals named as management’s proxy nominees in the form of proxy enclosed with this Information Circular are directors or officers of the Company. On any ballot or poll or voting otherwise, the common shares comprising part of the Stapled Units represented by a proxy in this form will be voted for or against or withheld from voting in accordance with the instructions of the Unitholder as specified in the proxy with respect to any matter to be acted on. If a choice is not so specified with respect to any such matter, the common shares comprising part of the Stapled Units represented by a proxy given to the individuals named as proxy nominees in the enclosed form of proxy will be voted in favour of such matter. A Unitholder has the right to appoint a person (who need not be a Unitholder) other than the individuals named in the enclosed form of proxy to attend and act for the Unitholder and on the Unitholder’s behalf at the Meeting and may exercise such right by inserting the name and address of the desired proxy nominee in the blank space provided in the form of proxy. In this case, if a voting choice is not so specified on such a proxy, the proxy nominee so named shall be entitled to vote the common shares represented by such proxy as that person sees fit.
A proxy in the form enclosed will confer discretionary authority upon the proxy nominee named therein with respect to amendments and variations to the matters identified in the accompanying Notice and any other matter that may properly be brought before the Meeting. As of the date hereof, management of the Company is not aware of any such amendments, variations or other matters to be presented for consideration at the Meeting.
Validity of Proxy
A proxy will not be valid unless it is dated and signed by the Unitholder or by the Unitholder’s attorney duly authorized in writing. In the case of a Unitholder that is a corporation, a proxy will not be valid unless it is executed under its seal, or by a duly authorized officer or agent of, or attorney for, such corporate Unitholder. If a proxy is executed by an attorney or agent for an individual Unitholder or joint Unitholders, or by an officer, attorney, agent or other authority for a corporate Unitholder, the instrument empowering the officer, attorney or agent, as the case may be, or a notarial copy thereof, should accompany the proxy or be delivered to the Company.
A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the Unitholder or intermediary on whose behalf the proxy was given or the revocation of the appointment of the proxy nominee, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting before the commencement thereof.
PERSONS MAKING THE SOLICITATION
This information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of the Company. The cost of the solicitation has been and will be borne by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of management of the Company. In that event, the Company will compensate any such agent for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services.
STAPLED UNITS AND PRINCIPAL HOLDERS THEREOF
Each Stapled Unit of the Company consists of one common share of the Company, 100 preferred shares of the Company and a Subordinate Note Receipt representing approximately $8.98 face amount of Series A Subordinate Notes of the Company entitling the holder to approximately $1.08 of interest per annum. The common share, 100 preferred shares and Series A Subordinate Note receipt trade together as a Stapled Unit on the Toronto Stock Exchange under the symbol “TWF.UN”.
As a holder of one common share comprising a part of each Stapled Unit, each Unitholder is entitled to receive notice of and to attend all meetings of shareholders of the Company and to one vote for each such common share at such meetings.
As at February 28, 2007, there were 77,718,762 Stapled Units issued and outstanding, each of which includes one common share, which carries the right to one vote at the Meeting. The quorum for the Meeting is two persons present at the Meeting and representing in person or by proxy common shares carrying not less than 10% of the votes eligible to be cast at the Meeting.
Only persons registered as Unitholders on the books of the Company as of the close of business on March 21, 2007, (the “Record Date”) are entitled to receive notice of and to attend and vote at the Meeting.
To the knowledge of the directors and senior officers of the Company, as at February 28, 2007, no one person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the outstanding Stapled Units, and the only registered shareholder holding more than 10% of the outstanding Stapled Units is The Canadian Depository for Securities Limited.
As at February 28, 2007, the directors and senior officers of the Company and its subsidiaries, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of the issued and outstanding Stapled Units.

INFORMATION FOR BENEFICIAL HOLDERS OF STAPLED UNITS
The information set forth in this section is of significant importance to any Unitholders of the Company who do not hold Stapled Units which are registered on the records of the Company in the Unitholders’ own name. Unitholders who do not hold their Stapled Units in their own name (referred to in this Information Circular as “Beneficial Unitholders”) should note that only registered holders of Stapled Units may attend and vote in person at the Meeting or deposit proxies for use at the Meeting. Beneficial Unitholders will not be recognized at the Meeting for the purpose of voting the common shares constituting part of the Stapled Units in person unless appointed by the broker, bank or intermediary as a proxy nominee.
If Stapled Units are listed in an account statement provided to a Unitholder by a brokerage firm, bank or other intermediary, then in almost all cases those Stapled Units will not be registered in the name of the Beneficial Unitholder, the broker, the bank or other intermediary. In Canada, the vast majority of such Stapled Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited), which acts as nominee for many Canadian brokerage firms, banks and other intermediaries. Brokers, banks, other intermediaries and their nominees can only deposit a proxy upon the instructions of the Beneficial Unitholder. Without specific instructions, brokers, banks, other intermediaries and their nominees are prohibited from voting the common shares constituting part of the Stapled Units on behalf of their clients.
The Company has not sent any proxy-related materials that solicit votes or voting instructions DIRECTLY to any Beneficial Unitholders. Applicable regulatory policy requires brokers, banks and intermediaries to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings. Every broker, bank and intermediary has its own procedures to seek such voting instructions. These should be carefully followed by Beneficial Unitholders in order to ensure that their common shares constituting part of the Stapled Units are voted at the Meeting. The majority of brokers in Canada have delegated responsibility for obtaining instructions from clients to Independent Investor Communications Corp. (“IICC”). IICC typically applies a special sticker to the proxy forms or, alternatively, prepares a separate “voting instruction” form, mails those forms to the Beneficial Unitholders and asks Beneficial Unitholders to return the proxy or voting instruction forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares contained within the Stapled Units to be represented at the Meeting. A Beneficial Unitholder receiving a proxy with an IICC sticker on it, or a voting instruction form, cannot deposit on the Meeting Date that proxy or form to vote common shares contained within the Stapled Units at the Meeting. The proxy or form must be returned to IICC in advance of the Meeting in order to allow the common shares contained within the Stapled Units to be voted by the named proxy nominee at the Meeting.
IF YOU ARE A BENEFICIAL UNITHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT IN SUFFICIENT TIME IN ADVANCE OF THE MEETING TO DETERMINE AND FOLLOW THE PROCEDURES OF THE RELEVANT INTERMEDIARY FOR APPOINTING YOU AS PROXY IN RESPECT OF YOUR UNITS SO THAT YOU CAN VOTE THEM IN PERSON AT THE MEETING.

MATTERS TO BE ACTED UPON
Report of the Directors to the Unitholders
The report of the directors to the Unitholders is included in the 2006 Annual Report, which has been mailed to Unitholders with this Information Circular and is also filed on SEDAR at http://www.sedar.com.
Consolidated Financial Statements
The consolidated financial statements for the year ended December 31, 2006, are included in the 2006 Annual Report, which has been mailed to Unitholders with this Circular and is also filed on SEDAR at http://www.sedar.com.
Election of Directors
The directors of the Company are elected each year at the annual meeting of the Company and hold office until their successors are elected or appointed, or until he or she sooner ceases to hold office.
Nominees
The following pages set out the name of each of the persons proposed to be nominated for election as directors. Each nominee is presently a director of the Company. Management of the Company proposes to nominate each of the persons listed below for election as a director of the Company and the persons named in the enclosed form of proxy intend to vote for the election of these nominees. The position and office with the Company presently held by each such person, his present principal occupation or employment, the year in which he was first elected or appointed as a director, other principal directorships held by him, his committee memberships and the number of Stapled Units that he has advised are beneficially owned, or over which control or direction is exercised, by him at the date of this Information Circular is set forth below:

Clark S. Binkley, 57, of Cambridge, Massachusetts, United States, has served on the board since 2005. Dr. Binkley currently serves as Managing Director of International Forestry Investment Advisors, LLC, a firm providing timberland investment advisory services to sophisticated investors. Prior to holding this position, he served as Managing Director and Chief Investment Officer of the Hancock Timber Resources Group (HTRG), a timberland investment company, and prior to that as Dean of the Faculty of Forestry at the University of British Columbia. Dr. Binkley currently serves as a director of West Fraser Timber Co. Ltd. and Cellfor Ltd.	Member of the Audit Committee Member of the Environment, Health and Safety Committee 18,000 Options, all eligible for Distribution Equivalent Awards

William C. Brown, 68, of Bowen Island, British Columbia, has served on the board since 1997. Following a lengthy career in the Canadian sugar industry, Mr. Brown retired as Chairman of BC Sugar in 1998. Until 1997, he was President and CEO of BC Sugar, as well as Chairman and CEO of its subsidiaries, Rogers Sugar Ltd., Lantic Sugar Ltd. and Refined Sugars Inc. Mr. Brown is a director of Westcoast Energy Inc., Union Gas Ltd. and Boston Pizza Royalties Income Fund. He has served as a member of various Audit Committees for the past 15 years and has been the Chair of the TimberWest Audit Committee since 1997.	Chairman of the Audit Committee Member of the Governance and Human Resources Committee 36,510 Stapled Units 67,000 Options, including 30,000 eligible for Distribution Equivalent Awards

V. Edward Daughney, 66, of Vancouver, British Columbia, has served on the board since 1997. Mr. Daughney has been Principal and Chairman of Echelon Home Products since 1989. This company distributes major appliances in Western Canada and the US Pacific Northwest. Prior to 2000, Mr. Daughney was Principal and President of Merit Kitchens, past Chairman of the Export Development Corporation and past President of First City Trust. Mr. Daughney has also served as a director of a number of Canadian companies. He is a Chartered Accountant with extensive experience in financial roles.	Chairman of the Board of Directors

Member of the Environment, Health and Safety Committee

Member of the Governance and Human Resources Committee

11,993 Stapled Units

50,000 Options, all eligible for Distribution Equivalent Awards

Paul J. McElligott, 53, President and CEO, of North Vancouver, British Columbia, joined the senior management of TimberWest Forest Corp. in January 2001. A director of TimberWest since 1997, Mr. McElligott had been President and CEO of British Columbia’s BC Rail Group of Companies since 1989. Mr. McElligott has extensive experience in BC’s real estate, rail transportation and deep-sea port terminal sectors. Prior to joining BC Rail, he had been President of Voyageur Enterprises Ltd., North America’s third largest inter- city bus company. Mr. McElligott currently serves as a director of the Coast Forest Products Association.	28,711 Stapled Units 299,580 Options, all eligible for Distribution Equivalent Awards

Robert W. Murdoch, 64, of Salt Spring Island, British Columbia, has served on the board since 2001. Mr. Murdoch was President and CEO of Lafarge Corporation. He is on the International Advisory Board of Lafarge S.A. Paris. He interrupted his 20-year career with Lafarge to be Executive Assistant to Canadian Prime Minister Pierre Trudeau for five years. Mr. Murdoch currently serves on the boards of Lallmand Inc. and Ritchie Bros. Auctioneers Incorporated. He is currently a governor and past chairman of the Board of Shawnigan Lake School located on Vancouver Island.	Chairman of the Governance and Human Resources Committee Member of the Audit Committee 3,600 Stapled Units 30,000 Options, all eligible for Distribution Equivalent Awards

Conrad A. Pinette, 67, of Vancouver, British Columbia, has served on the board since 2002. Mr. Pinette’s work in the Canadian forest industry began 40 years ago as an owner and President of a family lumber business, Pinette & Therrien Mills Ltd. Mr. Pinette served as Executive Vice President, Tolko Industries Ltd. (2005), Executive Vice President, Riverside Forest Products Limited (2004) and served as President and Chief Operating Officer of Lignum Limited from January 1990 to April 2004. Mr. Pinette is Chairman and a director of Finning International Inc., a director of A&W Revenue Royalties Income Fund, a director of Northgate Minerals Corporation and a past director of the British Columbia Business Council.	Chairman of the Environment, Health and Safety Committee Member of the Audit Committee 8,165 Stapled Units 30,000 Options, all eligible for Distribution Equivalent Awards

Kenneth A. Shields, 58, of Vancouver, British Columbia, has served on the board since 1997. Mr. Shields serves as Chairman of Raymond James Ltd., a Canadian investment dealer and is a director of its NYSE listed parent company, Raymond James Financial, Inc. He is Deputy Chair of Mercer International Inc., a NASDAQ listed pulp company. Mr. Shields is Past Chairman of the Investment Dealers Association of Canada.	Member of the Governance and Human Resources Committee 50,829 Stapled Units 30,000 Options, all eligible for Distribution Equivalent Awards
Each of the nominees named above has consented to act as a director of the Company. In the event the Company is advised prior to the election of directors at the Meeting that any such individual is unable or unwilling to so act, a proxy in the enclosed form of proxy will confer discretionary authority on the proxy nominee so named to vote for the election of such other individuals who may be nominated at the Meeting.
Compensation of Directors
The directors of the Company who are not employees of the Company are entitled to compensation for services rendered and to be reimbursed for expenses incurred in the performance of the duties of a director of the Company.

During 2006, the Company received independent advice and recommendations with respect to the compensation of the directors. Based on these recommendations, effective September 6, 2006, the compensation of the directors was increased.
Annual compensation is $20,000 ($12,000 prior to September 6, 2006) for each director, plus $1,500 ($1,000 prior to September 6, 2006) for each meeting of the Board of Directors or a committee of the Board attended. The Chairman of the Board is paid annual compensation of $80,000 ($50,000 prior to September 6, 2006). Each member of a committee of the Board (other than the chair of the committee) is paid an annual fee of $3,000, and a chair of a committee of the Board is paid an annual fee of $4,500, except for the chair of the Audit Committee who is paid an annual fee of $12,000 ($9,000 prior to September 6, 2006). In addition, commencing September 6, 2006, directors traveling from out of province are paid a travel fee of $1,500 per trip.
Directors may, from time to time, be requested to carry out special assignments by the Board of Directors and are compensated at a rate of $1,000 per day for such services.
Mr. McElligott, who is also an employee of the Company, is not entitled to and has not received any of the compensation described above but receives compensation as the President and Chief Executive Officer of the Company as disclosed in the section under “Executive Compensation”.
During 2006, the non-employee directors were each granted 6,000 options with an exercise price of $13.94, except for the Chairman who was granted 10,000 options with an exercise price of $13.94. During 2005, the non-employee directors were each granted 6,000 options with an exercise price of $15.80, except for the Chairman who was granted 10,000 options with an exercise price of $15.80 and Dr. Binkley whose 6,000 options were granted in April 2005 with an exercise price of $14.98. Information presented in the table of nominee directors on the number of Stapled Unit options held reflects transactions that occured subsequent to December 31, 2006. The options include option awards made in February 2007, comprised of 64,810 options to Mr. McElligott, 10,000 options to Mr. Daughney, and 6,000 options to each of Messrs. Binkley, Brown, Murdoch, Pinette and Shields, all with an exercise price of $16.26.
The following table sets forth the compensation paid to each Director in 2006.

Annual Compensation			Long-Term Compensation
			Securities	Shares or Share Units	Long Term	All Other
	Retainer	Meeting Fees	Under Options/	Subject to Resale	Incentive	Compensation
Name	($)	($)	SARS Granted (#)	Restrictions ($)	Plan Payouts ($)	(1) ($)
Clark S. Binkley	23,667	26,500	6,000	NIL	NIL	1,738
William C. Brown	29,667	26,500	6,000	NIL	NIL	27,659
V. Edward Daughney	66,000	26,500	10,000	NIL	NIL	34,434
Robert W. Murdoch	28,667	30,000	6,000	NIL	NIL	13,812
Conrad A. Pinette	24,667	27,500	6,000	NIL	NIL	13,812
Kenneth A. Shields	20,667	26,500	6,000	NIL	NIL	20,660

(1)	Includes Distribution Equivalent payments made to the Trustee under the Distribution Equivalent Plan with respect to vested awards awarded to the directors under the Distribution Equivalent Plan.
Record of Attendance by Directors for the Twelve Months Ended December 31, 2006

	Board Meetings		Committee Meetings
Director	Held	Attended	Held		Attended
Clark S. Binkley	16	15	8		7
William C. Brown	16	16	8		8
V. Edward Daughney	16	16	8		8
Paul J. McElligott	16	16	n/a	(1)	n/a	(1)
Robert W. Murdoch	16	16	11		11
Conrad A. Pinette	16	16	8		8
Kenneth A. Shields	16	16	7		7

(1)	Committees of the Board are composed entirely of outside and unrelated directors. Mr. McElligott does, however, attend Committee meetings.

Additional disclosure relating to the Company’s audit committee as required under Multilateral Instrument 52-110, is contained in the Company’s Annual Information Form under the heading “Audit Committee”. The Annual Information Form of the Company has been filed with SEDAR and is available at http://www.sedar.com. A copy of the Company’s Annual Information form may also be obtained by making a request to the Secretary of the Company.
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON
Appointment and Remuneration of Auditors
Management proposes that KPMG LLP, Chartered Accountants (“KPMG”) be reappointed as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. Management further proposes that, as in the past, the remuneration to be paid to the auditors be determined by the Board. Unless otherwise instructed the persons named in the enclosed form of proxy intend to vote for the reappointment of KPMG as the auditors of the Company until the termination of the next annual meeting of the Company at a remuneration to be fixed by the directors of the Company. The passing of the resolution to reappoint KPMG LLP as the auditors of the Company will require a simple majority of votes cast at the Meeting.
Amendments to the Company’s Stapled Unit Option Plan
Introduction
On March 1, 2000, the Company adopted its Stapled Unit Option Plan (the “Plan”) which was approved by the Unitholders of the Company on April 18, 2000.
The Company now wishes to amend and restate the Plan (the “Amended Plan”) in order to increase the maximum number of Stapled Units issuable under the Plan and to conform with the current best practices and new requirements of the Toronto Stock Exchange (“TSX”) as introduced in several changes to the TSX Company Manual (“TSX Manual”) and various staff notices issued to date. The amendments reflected in the Amended Plan include, without limitation, the following major amendments:
(a)	an increase in the maximum number of Stapled Units issuable under the Plan from 3,500,000 Stapled Units to 7,000,000 Stapled Units;

(b)	a decrease in the cap on grant of options to non-employee directors from 1% to 0.75% of the Outstanding Stapled Units;

(c)	a change to the term of the Plan from 10 years to a date determined by the Governance and Human Resources Committee of the Board of Directors (the “Committee);

(d)	a provision that deems the term of an option to expire at a later date if the expiry date falls during a black out period (being a period during which the optionee is prohibited from trading in securities of the Company pursuant to the Company’s written policies then applicable ); and

(e)	a change to the amendment provision of the Plan to describe those amendments that may be made by the Committee alone and those that specifically require the approval of Unitholders.
At a meeting held on March 6, 2007, the Board approved the various amendments (the “Proposed Amendments”) to the Plan, subject to the approval of the Unitholders and the TSX. The Plan along with the Proposed Amendments above are described in greater detail below.
Purpose
The purpose of the Plan is to promote the interests of the Company by (i) furnishing certain directors, officers and employees of the Company and its subsidiaries with greater incentive to further develop and promote the business and financial success of the Company; (ii) furthering the alignment of interests of persons to whom options may be granted with those of the Unitholders generally through securities ownership in the Company and (iii) assisting the Company in attracting, retaining and motivating its directors, officers and employees.
Administration of the Plan
The Plan is administered by the Committee. The Committee may select Eligible Persons who may be granted options under the Plan , determine the number of Stapled Units and the exercise price in respect of which options are to be granted to such persons.
Under the Proposed Amendments, the Committee may make certain amendments with respect to the general administration of the Plan without the approval of Unitholders. For example, the Committee may make any addition to, deletion from or alteration to the provisions of the Plan that are necessary to comply with applicable laws or the requirements of any regulatory authority or Stock Exchange. The Committee may also make any amendments of a typographical, grammatical, administrative or clerical nature or clarification correcting or rectifying any ambiguity, defective provision, error or omission in the Plan. In addition, the Committee may also change provisions relating to the administration of the Plan or the manner of exercise of options, including (i) changing or adding any form of financial assistance provided by the Company pursuant to any Stapled Unit Compensation Plan; and (ii) adding provisions relating to a cashless exercise (which will provide for a full deduction of the underlying stapled Units from the maximum number reserved under the Plan for issuance).
Summary of Outstanding Options
The maximum number of Stapled Units which may be issued pursuant to the Plan and all options granted thereunder cannot exceed 3,500,000 Stapled Units. As of February 28, 2007, 2,223,931 Stapled Units have been issued under the Plan (representing 2.86% of the total issued and outstanding Stapled Units), 1,141,396 Stapled Units are reserved for issuance upon exercise of options that have been granted (representing 1.47% of total issued and outstanding Stapled Units) and 134,673 Stapled Units remain available for future options to be granted (representing 0.17% of total issued and outstanding Stapled Units).
In order to allow the Company to continue providing incentives described above, the Company proposes to amend the Plan to have a sufficient number of Stapled Units available for issuance. Therefore, in the Amended Plan, the maximum number of Stapled Units issuable would increase from 3,500,000 Stapled Units to 7,000,000 Stapled Units. This number represents approximately 9% of the Stapled Units currently issued and outstanding.
In addition, under the Proposed Amendments, any further amendment to the maximum number of Stapled Units reserved for issuance upon exercise of options granted under the Amended Plan would require the approval of Unitholders.
Eligibility & Vesting of Options
Under the Plan, options may be granted to “Eligible Persons” from time to time. Eligible Persons are directors, officers or employees of the Company or of any of its Subsidiaries who are in active service or employment with the Company or any of its Subsidiaries. Options will vest in accordance with the provisions of the Option Agreement in respect of the specific option.
With the Proposed Amendments, the Committee would be able to amend these eligibility requirements in its own discretion and without the approval of Unitholders. However, under the Proposed Amendments, any amendment to Eligible Persons that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or change the cap on grants of options to non-employee directors will require the approval of Unitholders.
Exercise Price of Options
As long as the Stapled Units are listed on the TSX, the exercise price per Stapled Unit for each option granted pursuant to the Plan may not be less than the weighted average trading price of the Stapled Units on the TSX over the period of five consecutive trading days ending on the trading day immediately before the date of grant.

Under the Proposed Amendments, any reduction in the exercise price or the cancellation and reissuance of options will require the approval of Unitholders.
Restrictions on Participation
The number of Stapled Units subject to any option granted under the Plan and the related exercise price will include conventional provisions for their adjustment in certain events, including subdivision or consolidation of Stapled Units. The number of Stapled Units that may be reserved for issuance to any one person pursuant to options granted under the Plan may not exceed 5% of the issued and outstanding Stapled Units from time to time on a non-diluted basis (the “Outstanding Stapled Units”), the number of Stapled Units that may be reserved for issuance to insiders of the Company pursuant to options granted may not exceed 10% of the Outstanding Stapled Units and the number of Stapled Units that may be reserved for issuance to directors of the Company (who are not employees of the Company or its Subsidiaries) pursuant to options granted may not exceed 1% of the Outstanding Stapled Units. In addition, the number of Stapled Units that may be issued to all insiders of the Company in the aggregate, or to any one insider, pursuant to options granted under the Plan and pursuant to any other compensation arrangement involving the issuance of Stapled Units, within a one year period, may not exceed 10% and 5% of the Outstanding Stapled Units, respectively.
The Proposed Amendments would decrease the cap on options granted to non-employee directors from 1% to 0.75% and this cap cannot be changed in the future without Unitholder approval.
Assignment of Options
Under the Plan, options are not transferable or assignable and may be exercised only by the optionee or, in the event of the death of the optionee or the appointment of a committee or a duly appointed attorney of the optionee or of the estate of the optionee on the grounds that the optionee is incapable, by reason of physical or mental infirmity, of managing its affairs, by the optionee’s legal representative or such committee or attorney, as the case may be.
With the Proposed Amendments, any amendment which would permit equity-based awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes would require the approval of Unitholders.
Expiry or Termination of Options
Under the Plan, the Committee may determine the expiry date of the options, provided that the date of expiry may not be later than the date which is ten years after the date of grant.
If an optionee ceases to be in active employment or service with the Company or any of its subsidiaries due to death, retirement or termination with or without cause, the options held by such optionee will be subject to early expiry as follows:
(f)	termination for cause — expire immediately;

(g)	death — expire by the end of one year after death;

(h)	disability — continue to be exercisable in accordance with its terms;

(i)	retirement — expiry by the end of three years from the date of retirement; and

(j)	cessation of active employment or service for any other reason — expire on the 90th day after cessation.
Options granted under the Plan may not be exercised except in accordance with such limitations, based on the passage of time after the option is granted or the satisfaction or fulfilment of any other conditions, and subject to such other provisos as the Committee may in its discretion determine to be appropriate.

The Amended Plan takes into account the Company’s policy with respect to prohibitions against exercising of options during specified trading periods. The Company is of the view that the Committee should have the discretion to provide optionees with a reasonable period of time following a blackout period to exercise options and is proposing that such period be up to ten business days. Therefore, under the Proposed Amendment, if an option expires during a blackout period, the term of the option will be deemed to expire on the tenth business day following the end of the blackout period. However, it is important to note that under the Proposed Amendments, any amendment that extends the term of an option beyond the original expiry date (other than this proposed extension due to a blackout period) will require approval of the Unitholders.
Term of the Plan
The TSX Manual has removed the requirement that a term of an option plan and options granted thereunder cannot exceed ten years. Therefore, an option plan can now be open-ended. With the Proposed Amendment, the Company wishes to take advantage of this flexibility to change the term of the Plan to an open —ended term, but still give the Committee the discretion to determine a shorter expiry date for each option granted at the time of grant.
Amendment Provisions
The Plan provides that subject to the requirements of the applicable regulatory authorities and stock exchanges and applicable laws, the Plan may be amended, suspended or terminated by the Committee at any time and in any manner without approval from the Unitholders or optionees, except where such amendments (i) adversely affect or is prejudicial to the right of an optionee holding options previously granted (unless such amendment was necessary to comply with applicable securities laws or rules of the stock exchanges); (ii) decrease the number of Stapled Units which may be purchased under an option; (iii) increase the exercise price of Stapled Units subject to options; (iv) extend the term of any option beyond 10 years; or (v) grant any option if the Plan is suspended or terminated.
Under the Proposed Amendments, the Committee will have the right to suspend, amend or terminate the Amended Plan without approval of optionees or Unitholders (provided that no such suspension, amendment or termination will materially prejudice the rights of any optionee under any previously granted option without the consent or deemed consent of such optionee), including without limitation:
(k)	changing the eligibility for and limitations on participation in the Plan (other than participation by non-employee directors in the Plan);

(l)	making any addition to, deletion from or alteration of the provisions of the Plan that are necessary to comply with applicable law or the requirements of any regulatory authority or Stock Exchange;

(m)	making any amendment of a typographical, grammatical, administrative or clerical nature or clarification correcting or rectifying any ambiguity, defective provision, error or omission in the Plan; and

(n)	changing the provisions relating to the administration of the Plan or the manner of exercise of the options; including
(i)	changing or adding of any form of financial assistance provided by the Company pursuant to any Stapled Unit Compensation Plan; and

(ii)	adding provisions relating to a cashless exercise (which will provide for a full deduction of the underlying Stapled Units from the maximum number reserved under the Plan for issuance).
Notwithstanding the foregoing powers of amendment accorded the Committee, none of the following amendments to the Amended Plan may be made without Unitholder approval:

(o)	any amendment to the maximum number of Stapled Units reserved for issuance upon exercise of Options granted under the Plan;

(p)	any reduction in the Exercise Price or cancellation and reissuance of Options;

(q)	any amendment that extends the term of an Option beyond the original expiry date;

(r)	any amendment to Eligible Persons that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or change the cap on grants of Options to non-employee directors;

(s)	any amendment which would permit equity-based awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(t)	any amendment to increase the maximum limit of the number of securities that may be:
(i)	issued to Insiders within any one year period; or

(ii)	issuable to Insiders of the Company at any time;
under the Plan, or combined with the Company’s other Stapled Unit Compensation Arrangements, which could exceed 10% of the total issued and outstanding Stapled Units of the Company, respectively;

(u)	adding provisions relating to a cashless exercise (other than a surrender of options for cash) which does not provide for a full deduction of the underlying Stapled Units from the maximum number reserved under the Plan for issuance; and

(v)	any amendment to the amending provisions of the Plan.
To date, no options have been granted under the Amended Plan and no options will be granted under the Amended Plan prior to approval of the Amended Plan by the Unitholders.
The Proposed Amendments are reflected in the Amended Plan. A copy of the Amended Plan will be tabled at the Meeting and is available for inspection at the registered office of the Company in Vancouver, British Columbia during usual business hours up to the date of the Meeting.
Under the requirements of the TSX, the Proposed Amendments and the Amended Plan must be approved by the Unitholders of the Company. Consequently, at the Meeting, Unitholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution ratifying and approving the Proposed Amendments and approving the Amended Plan. The text of the proposed resolution is set out in Schedule “A”. This resolution must be passed by a simple majority of the votes cast by Unitholders entitled to vote in person or by proxy at the Meeting. It is intended that all proxies received by the Company will be voted in favour of the Proposed Amendments and the Amended Plan, unless a proxy contains express instructions to vote against the Proposed Amendments and the Amended Plan. The Board of the Company recommends that Unitholders vote in favour of amending the Plan.
Other Matters to be Acted Upon
The management of the Company knows of no matters, which may be brought before the Meeting other than those referred to in the Notice. However, if other matters are properly brought before the Meeting, the persons named in the enclosed form of proxy intend, in their discretion, to vote on such matters in accordance with the judgment of the person so voting.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets out, for the periods indicated, the compensation earned from the Company and its subsidiaries by the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the “Named Executive Officers”) during the financial years ended December 31, 2006, December 31, 2005 and December 31, 2004.

		Annual Compensation				Long-Term Compensation
						Awards
						Securities	Shares or	Long
						Under	Share Units	Term
						Options/	Subject to	Incentive
					Other Annual	SARs	Resale	Plan	All Other
Name and Principal				Bonus(1)	Compensation	Granted(3)	Restrictions	Payouts	Compensation(4)
Position	Year	Salary ($)		($)	(2)($)	(#)	($)	($)	($)
Paul j. McElligott	2006	445,567		423,289	NIL	64,810	NIL	NIL	124,176
President and Chief	2005	434,700		220,654	NIL	63,230	NIL	NIL	226,047
Executive Officer	2004	383,704		386,000	NIL	56,730	NIL	NIL	185,691

Beverlee J. Park (5)(6)	2006	252,022		183,922	NIL	17,743	NIL	NIL	110,739
Executive Vice-President	2005	238,000		86,429	NIL	17,310	NIL	NIL	114,403
and Chief Financial Officer	2004	213,417		147,000	NIL	15,560	NIL	NIL	91,497

John a. Kelvin	2006	233,785		162,714	NIL	17,743	NIL	NIL	80,361
Vice-President, Log	2005	231,967		85,144	NIL	14,680	NIL	NIL	78,574
Marketing & Sales	2004	179,625		123,500	NIL	13,190	NIL	NIL	72,543

Hamish Kerr	2006	217,500		142,462	NIL	15,822	NIL	NIL	53,674
Vice-President, Strategic	2005	212,200		76,488	NIL	15,440	NIL	NIL	46,003
Planning & Forest Policy	2004	188,875		129,500	NIL	13,870	NIL	NIL	34,825

Gerald g.	2006	214,996		153,360	NIL	15,370	NIL	NIL	102,646
Young(7)(8) Vice-President,	2005	196,902	(6)	75,763	NIL	12,300	NIL	NIL	65,287
Timberland Operations	2004	165,000		112,200	NIL	12,000	NIL	NIL	44,179

(1)	The annual incentive bonus payments are reported in the financial year in which they were earned, not in the year in which they were actually paid. They are paid in cash in the year following the financial year in which they were earned.

(2)	Perquisites and other personal benefits provided to Named Executive Officers in 2006, 2005 and 2004 did not exceed, with respect to any Named Executive Officer, the lesser of $50,000 and 10% of the total annual salary and bonus of such Named Executive Officer.

(3)	Consists of options to purchase Stapled Units granted during the relevant financial year. The 2006, 2005 and 2004 options are annual grants.

(4)	Includes (i) vested and unvested annual contributions and allocations made by the Company to a pension plan for senior executives, Ms. Park: $52,578(2006), $49,223(2005), $33,279(2004); Mr. Kelvin: $65,197(2006), $58,388(2005), $38,148(2004); Mr. Kerr: $37,467(2006), $37,078(2005), $24,769(2004); Mr. Young,

$81,170(2006), $45,123(2005), $14,500(2004) (ii) contributions made by the Company under its Employee Stapled Unit Purchase Plan, Ms. Park: $4,536(2006), $4,284(2005), $3,284(2004); Mr. Kelvin: $2,287(2006), $0(2005), $1,057(2004); Mr. Kerr: $1,957(2006), $1,910(2005), $1,670(2004); Mr. Young, $4,047(2006), $3,544(2005), $2,970(2004)and (iii) Distribution Equivalent payments made to the Trustee under the Distribution Equivalent Plan with respect to vested awards awarded to the executive officers under the Distribution Equivalent Plan, Mr. McElligott: $124,176(2006), $226,047(2005), $185,691(2004); Ms. Park: $53,625(2006), $60,896(2005), $54,934(2004); Mr. Kelvin: $12,877(2006), $20,186(2005), $33,338(2004); Mr. Kerr: $14,250(2006), $7,015(2005), $8,386(2004); Mr. Young, $17,429(2006), $16,620(2005), $26,709(2004).

(5)	Ms. Park was appointed Executive Vice-President and Chief Financial Officer on September 6, 2006. Prior to this appointment, Ms. Park was Vice-President, Finance and Chief Financial Officer. Ms. Park joined the Company in 1996.

(6)	The salary disclosed is for the period from January 1, 2006 to December 31, 2006. From January 1, 2006 to September 5, 2006, Ms. Park was Vice-President, Finance and Chief Financial Officer. For comparative purposes, Ms. Park’s annualized salary for 2006 as Executive Vice-President and Chief Financial Officer was $268,500.

(7)	Mr. Young became an executive officer of the Company on June 17, 2005 when he was appointed Vice-President, Timberland Operations. Prior to this appointment, Mr. Young was Assistant Vice-President, Timberland Operations. Mr. Young joined the Company in 1969.

(8)	The salary disclosed is for the period from January 1, 2005 to December 31, 2005. From January 1, 2005 to June 16, 2005, Mr. Young was Assistant Vice-President, Timberland Operations. For comparative purposes, Mr. Young’s annualized salary for 2005 as Vice-President, Timberland Operations was $211,300.
Stapled Unit Option Grants During the Most Recently Completed Financial Year
The following table sets forth information concerning options to purchase Stapled Units granted to the Named Executive Officers, in their capacities as executive officers of the Company, during the financial year ended December 31, 2006.

		% of Total		Market Value of
	Stapled Units	Options Granted	Exercise Price	the Stapled Units
	Under Options	to Employees in	($/Stapled	on Date of Grant	Expiration
Name	Granted(1)	Financial Year(2)	Unit)	($/Stapled Unit)	Date
Paul J. McElligott	64,810	31.6%	13.94	13.94	02/07/11
Beverlee F. Park	17,743	8.6%	13.94	13.94	02/07/11
John A. Kelvin	17,743	8.6%	13.94	13.94	02/07/11
Hamish Kerr	15,822	7.7%	13.94	13.94	02/07/11
Gerald G. Young	15,370	7.5%	13.94	13.94	02/07/11

(1)	The options entitle the holder to acquire Stapled Units of the Company upon exercise. These options become vested and eligible for exercise over a three-year period, with one-third exercisable on February 8, 2007, two-thirds on February 8, 2008 and all exercisable on February 8, 2009. The Company adopted a Distribution Equivalent Plan on November 24, 2001. Subject to determination otherwise by the Company at the time of grant, a person who is granted options to acquire Stapled Units under the Company’s Stapled Unit Option Plan will be granted the same number of awards under the Distribution Equivalent Plan and such awards will have the same expiry date and vesting terms as the corresponding options that are granted. The awards granted under the Distribution Equivalent Plan will only be exercisable at the same time when and if the corresponding options are exercised. At any time and from time to time, when the Company pays any distribution on the Stapled Units, the Company will pay to the trustee of the trust formed in relation to the Distribution Equivalent Plan an amount proportionate to such distribution based on the number of awards granted under the Distribution Equivalent Plan. After receipt from the Company, the trustee will use such payment to purchase Stapled Units through the Toronto Stock Exchange for the trust. When a participant exercises vested awards under the Distribution Equivalent Plan at the time of exercise of the corresponding options, the trustee will release the applicable number of Stapled Units held in the trust to that participant in accordance with the terms of the Distribution Equivalent Plan.

(2)	The total number of options granted to employees in 2006 was 205,238, representing grants to the President & CEO, executives, senior management and other employees. 40,000 options were granted to directors in 2006.

The total number of options granted to employees in 2005 was 302,998, representing grants to the President & CEO, executives, senior management and other employees. 40,000 options were granted to directors in 2005. Subsequent to December 31, 2006, on February 8, 2007, a total of 289,370 options were awarded. 249,370 options were granted to employees, representing 2007 annual grants to the President & CEO, executives, senior management and other employees, and 40,000 options were granted to directors.
Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values
The following table sets forth information concerning the value realized upon the exercise of options to purchase Stapled Units during the financial year ended December 31, 2006 and the value of unexercised options to purchase Stapled Units held by the Named Executive Officers, in their capacities as executive officers of the Company, as at December 31, 2006.

					Value of Unexercised in-the-
	Stapled Units	Aggregate	Unexercised Options at		Money Options at
	Acquired on	Value	December 31, 2006		December 31, 2006
	Exercise	Realized	(#)		($)(1)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Paul J. McElligott	NIL	NIL	108,897	125,873	266,665	127,318
Beverlee F. Park	15,330	27,140	31,493	34,470	78,326	34,884
John A. Kelvin	4,147	8,637	9,289	31,927	12,573	32,625
Hamish Kerr	NIL	NIL	14,014	30,378	22,918	31,101
Gerald G. Young	NIL	NIL	16,793	27,570	37,757	28,808

(1)	The closing price of the Stapled Units on the Toronto Stock Exchange on December 29, 2006 was $15.07. Subsequent to December 31, 2006, on February 8, 2007 Mr. McElligott was awarded 64,810 options, Ms. Park was awarded 19,530 options, Mr. Kelvin was awarded 17,750 options, Mr. Kerr was awarded 15,820 options and Mr. Young was awarded 17,190 options. The February 8, 2007 options had a grant price of $16.26 per Unit.
Securities Authorized For Issuance Under Equity Compensation Plans During the Most Recently Completed Financial Year
The only compensation plan of the Company under which equity securities are currently authorized for issuance to employees and non-employees is the Stapled Unit Option Plan. The table below summarizes information in relation to the Stapled Units reserved for issuance under the Stapled Unit Option Plan as of December 31, 2006.

	Securities to be issued upon		Securities remaining
	exercise of outstanding	Weighted average price of	available for future
Plan	options	outstanding options	issuance
Stapled Unit Option Plan	935,534 ( 1.2 % of the issued and outstanding Stapled Units)	$13.61	424,043 ( 0.6 % of the issued and outstanding Stapled Units)

Retirement Plans
The following table sets forth estimated annual retirement benefits that become payable to Mr. McElligott under the defined benefit option of the Company’s Retirement Plan for Senior Executives and Base Pension Plan.

	Years of Service
Remuneration(1)	5	10	15	30	35	40	45
$225,000	22,500	45,000	67,500	135,000	157,500	180,000	202,500
$250,000	25,000	50,000	75,000	150,000	175,000	200,000	225,000
$300,000	30,000	60,000	90,000	180,000	210,000	240,000	270,000
$400,000	40,000	80,000	120,000	240,000	280,000	320,000	360,000
$500,000	50,000	100,000	150,000	300,000	350,000	400,000	450,000
$600,000	60,000	120,000	180,000	360,000	420,000	480,000	540,000
$700,000	70,000	140,000	210,000	420,000	490,000	560,000	630,000
$800,000	80,000	160,000	240,000	480,000	560,000	640,000	720,000
$900,000	90,000	180,000	270,000	540,000	630,000	720,000	810,000
$1,000,000	100,000	200,000	300,000	600,000	700,000	800,000	900,000

(1)	Annual average covered remuneration, which includes annual salary and 50% of bonus.
Mr. McElligott is a member of the defined benefit segment (“DB segment”) of the Supplemental Retirement Plan for Senior Management (“Supplemental Plan”). Under the DB segment, the member’s pension payable at age 65 is determined by multiplying his credited service by 2% of his best average pensionable earnings. Supplemental Plan benefits are offset by the benefits earned under the Company’s Base Pension Plan, which has a 1.3%/2.0% integrated final average earnings formula. Neither Plan is subject to deductions for Canada Pension, social security or other offset amounts. The normal form of pension under the Supplemental Plan is a life annuity with a spousal benefit of 60% of the member’s pension. Retirement benefits vest after two years of Plan participation or the attainment of age 55, whichever occurs first.
Mr. McElligott’s years of credited service are currently 6 and will be 18 years at age 65, his normal retirement date. Under the Supplemental Plan, pensionable earnings include salary and 50% of annual cash incentives. Pensionable earnings in the Base Pension Plan include salary and all annual cash incentives. The value of options or other long term incentives are not included as pensionable earnings under either plan. Pensionable earnings are averaged over the highest consecutive 60 months of compensation during the final 10 years of service. Mr. McElligott’s average pensionable earnings at December 31, 2006 are $497,100 under the Supplemental Plan and $602,767 under the Base Pension Plan.
To clarify, based on Mr. McElligott’s current service of 6 years, his accrued pension at age 65 is $59,652 ($497,100 x 2% x 6 years). At age 65, based on his current pensionable earnings, his pension will be $178,956 ( $497,100 x 2% x 18 years).
Mr. McElligott is also eligible for an additional pension of $25,000 per year payable at the commencement of his pension from his previous employer.
Other Named Executive Officers (Park, Kelvin, Kerr and Young) are members of the defined contribution segment (“DC segment”) of the Supplemental Plan. Under the DC segment, the Company allocates 12% of the member’s pensionable earnings, minus contributions made to the Company’s Base Pension Plan, to individual retirement accounts. Pensionable earnings under the DC segment of the Supplemental Plan include salary and 50% of annual cash incentives. Contributions to DC member accounts in the Base Pension Plan consist of 7% of salary and annual cash incentives. Pensionable earnings do not include the value of options or other long term incentives in either the Base or Supplemental Plans. The contributions that are allocated to the Supplemental Plan are held in notional accounts, to which the Company also allocates investment earnings equal to the average returns in the balanced funds of the Company’s Base Pension Plan. Such allocations may be positive or negative. The obligations related to the Named Executive Officers under the Supplemental Plan are secured by letters of credit.

The following table sets forth annual basic plan cash contributions and notional allocations related to the Supplemental Plan for Other Named Executive Officers. The total obligations related to the Supplemental Plan are secured by letters of credit.

	Defined Contribution Pension Plan
		Annual	Total Supplemental
	Annual Basic Plan	Supplemental Plan	Plan Notional
	Contribution	Notional Account	Account
Name	($)	($)	($)
Beverlee F. Park	19,000	33,578	165,415
John A. Kelvin	19,000	46,197	289,595
Hamish Kerr	19,000	18,467	67,404
Gerald G. Young	19,000	62,170	460,121
Termination of Employment, Change in Responsibilities and Employment Contract
The Company has agreements with each of the current Named Executive Officers that include provisions relating to the termination of their employment and a change in control of the Company.
These agreements provide for severance payments to be made to such individuals if employment is terminated without cause within 24 months following a change of control of the Company, as defined in the agreements. The agreements provide for a “severance” period for each individual of either 24 or 36 months, and provide that in the event of termination (including termination by the individual for reasons that would constitute constructive dismissal (defined in the agreements as “good reason”)), other than for cause, following a change in control, the Company will pay the individual:
•	an amount equal to the individual’s current annual base salary and average bonus paid over the previous three years (in the case of Mr. McElligott, instead of average bonus paid over the previous three years, twelve times the average monthly cash incentive earned under the Company’s Senior Management Annual Incentive Plan for the previous 24 months will be used), multiplied by the individual’s severance period in number of years;

•	the individual’s unpaid base salary and an amount equal to the individual’s pro rated bonus to the date of termination based on the average bonus referred to above; and

•	all benefits during the severance period, including insurance benefits and the accrual of pension benefits, less all benefits that are received by the individual during the severance period from a person other than the Company (except that in the case of Mr. McElligott, the accrual of TimberWest pension benefits during the severance period will not be reduced by any other pension benefits arising from alternate employment).
The agreements also provide that all options to purchase Stapled Units and awards granted under the Distribution Equivalent Plan held by the individual under the Company’s Stapled Unit Option Plan as of the date of termination of employment will vest to the extent they have not already vested as at the date of the change in control and will be exercisable until the end of the relevant severance period.
The Company entered into an employment contract with Mr. McElligott for a term of three years commencing January 22, 2001, subject to automatic renewal of further three year terms unless either party gives written notice of non-renewal not less than 90 days prior to the expiry of the relevant term. The contract was renewed in 2007 for another three years, through to 2010. The Company may terminate Mr. McElligott’s employment without cause at any time or may not renew the agreement at the end of any three year term if it pays Mr. McElligott an amount equal to two years base salary plus two times the average annual incentive paid under the Company’s Senior Management Annual Incentive Plan in the prior 24 months. In addition, executive perquisites, insurance and other company benefits must be maintained by the Company for Mr. McElligott on a month by month basis for up to two years to the extent permitted by third party providers and until Mr. McElligott commences alternative employment. Two additional years of service will be recognized past the relevant termination date for the purpose of the defined benefit portion of the Company’s Retirement Plan for Salaried Employees and the

Company’s Supplemental Retirement Plan for Senior Management but severance payments described above will not be considered “earnings” for pension purposes. All options to purchase Stapled Units and awards under the Distribution Equivalent Plan held by Mr. McElligott will vest and be exercisable within 90 days of the termination date.
Composition of the Governance and Human Resources Committee
Members of the Governance and Human Resources Committee of the Board of Directors of the Company (which committee performs the functions of a compensation committee in the determination of compensation of the executive officers), who served during the financial year ended December 31, 2006, were Messrs. Brown, Daughney, Murdoch and Shields.
Governance and Human Resources Committee Report On Executive Compensation
The Governance and Human Resources Committee (the “Committee”) of the Board of Directors of the Company reviews and makes recommendations to the Board regarding the remuneration of the senior management of the Company, including the President and Chief Executive Officer (the “CEO”). The Committee recommends approval by the Board of salaries, bonuses, securities-related and other incentive plans, pensions and other benefit plans that would be considered compensation to senior management.
Compensation Strategy
Compensation is a key mechanism used by TimberWest to attract, retain and motivate employees with the skills and commitment needed to enhance unitholder value. The Company ensures that it provides competitive compensation to senior management by reviewing information from external advisors. The Committee’s goal is to target senior management compensation at the market median for comparable Canadian publicly traded companies.
Total compensation for senior management includes base salary, annual and long-term incentives, including but not limited to grant of Stapled Unit options, and a program of benefits and perquisites.
In addition to attracting and retaining a senior management team that demonstrates superior leadership skills and strategic management focus, the compensation strategy has the objective of linking the interests of the senior management group with those of the holders of Stapled Units.
The Committee believes that its objectives can be met by providing for base salaries at levels prevailing in the marketplace, together with an emphasis on annual and long-term incentives based on the performance of the Company to provide total compensation competitive with a reference group comprising Canadian companies in the forest industry (for industry specific management roles) and a general industry sample of autonomous Canadian companies with revenues between $100 million and $5 billion (for non-industry specific management roles).
Chief Executive Officer’s Compensation
The Committee assesses the overall performance of the CEO on the basis of his contribution to:
•	amount of distributable cash generated relative to the annual plan,

•	the CEO’s performance relative to a set of goals and objectives established for his position each year by the Board at the beginning of each year,

•	the strategic plan for the Company, and

•	the management, including risk management and leadership, of the organization.
The Committee’s objective is to provide competitive compensation for the CEO based on performance. The Committee’s assessment of Mr. McElligott’s performance over fiscal year 2006 included the following performance highlights:
•	safety and environmental performance,

•	accretive growth,

•	business model reengineering

•	asset optimization,

•	asset rationalization, and

•	stakeholder relations performance.
Base Salary and Benefits and Perquisites
Base salary and benefits and perquisites have been recommended to the Board with the assistance of independent consultants and on the basis of market research conducted by the independent consultants on the reference groups. The CEO and other executive officers were compared to executives occupying similar positions in the reference groups.
Annual Cash Incentives
Effective for the financial year beginning January 1, 1998, the Committee adopted a formal plan, known as the Senior Management Annual Incentive Plan (the “Annual Incentive Plan”), which defined the criteria governing the payment of cash incentives. The intention of the Annual Incentive Plan is to encourage senior management to focus on strategies and results that meet expectations of the holders of Stapled Units for sustainable distributable cash. The Annual Incentive Plan also allows a measure of discretion for the CEO to differentiate incentive compensation paid on the basis of individual performance.
A target award is established for each participant in the Annual Incentive Plan using a percentage of base salary. The target award for members of senior management (other than the CEO) for achieving 100% of the Company’s target performance was established at 35.0% of salary. Of the 35%, 25.0% is non-discretionary and 10.0% is discretionary. For the CEO, the target award for achieving 100% of the Company’s target performance was established at 50% of salary. Of the 50%, 35% is non-discretionary and 15% is discretionary. Non-discretionary award amounts are determined for all participants based on the Company’s actual performance relative to its target for the financial year.
Maximum awards are paid if the Company achieves 120% of its target performance. If the Company achieves 120% of its target performance, the maximum awards are 70% of salary for members of senior management. The maximum award for the CEO is 100% of salary. At the maximum award level, 15% is discretionary for senior management and 25% is discretionary for the CEO.
The Committee uses it discretion from time to time to adjust targets for one-time or nonrecurring events which are unforeseen at the time that the targets are established for the year.
The Company sets a target performance annually. For 2006, the target was set at $83.6 million of distributable cash. The Company achieved above target distributable cash of $103.8 million, for a maximum award level of 120% and cash incentives earned under the plan were $1.166 million. For 2005, the target was set at $83.2 million of distributable cash, excluding one time costs associated with the Western Forest Products fibre supply agreement termination and restructuring. An award level of 102% of target was achieved and cash incentives earned under the plan were $0.65 million. For 2004, the target was set at $82.1 million of distributable cash, excluding one time gains from the sale of TFL 46 and expropriation proceeds. The maximum award level of 120% of target was achieved and cash incentives earned under the plan were $1.222 million.
Stapled Unit Option Plan
On April 18, 2000, the Unitholders approved the adoption of the Company’s Stapled Unit Option Plan, dated as of March 1, 2000, pursuant to which directors, officers or employees of the Company or of any of its subsidiaries who are in active service or employment with the Company or any of its subsidiaries (defined under the Stapled Unit Option Plan as “Eligible Persons”) may be granted options to purchase Stapled Units. The Company is proposing to amend the Stapled Unit Option Plan, subject to obtaining Unitholder approval at the Meeting. See “Amendments to the Company’s Stapled Unit Option Plan” at page 9.
Purpose of the Stapled Unit Option Plan
The purpose of the Stapled Unit Option Plan is to promote the interests of the Company by (i) furnishing certain directors, officers and employees of the Company and its subsidiaries with greater incentive to further develop and promote the business and financial success of the Company, (ii) furthering the identity of interests of persons to whom options may be granted with those of the Unitholders generally through securities ownership in the Company and (iii) assisting the Company in attracting, retaining and motivating its directors, officers and employees.
Description of the Stapled Unit Option Plan
Under the Stapled Unit Option Plan, options may be granted to Eligible Persons as described under the plan from time to time. The maximum number of Stapled Units which may be issued pursuant to the Stapled Unit Option

Plan and all options granted thereunder will not exceed 3,500,000 Stapled Units, which amounts to approximately 4.5% of the issued and outstanding Stapled Units as of December 31, 2006. The number of Stapled Units subject to any option granted under the Stapled Unit Option Plan and the related exercise price are subject to conventional provisions for their adjustment in certain events, including subdivision or consolidation of the Stapled Units. The number of Stapled Units that may be reserved for issuance to any one person pursuant to options granted under the Stapled Unit Option Plan may not exceed 5% of the issued and outstanding Stapled Units from time to time on a non-diluted basis (the “Outstanding Stapled Units”), the number of Stapled Units that may be reserved for issuance to insiders of the Company pursuant to options granted may not exceed 10% of the Outstanding Stapled Units and the number of Stapled Units that may be reserved for issuance to directors of the Company (who are not employees of the Company) pursuant to options granted may not exceed 1% of the Outstanding Stapled Units. In addition, the number of Stapled Units that may be issued to all insiders of the Company in the aggregate, or to any one insider, pursuant to options granted under the Stapled Unit Option Plan and pursuant to any other compensation arrangement involving the issuance of Stapled Units, within a one year period, may not exceed 10% and 5% of the Outstanding Stapled Units, respectively.
The Stapled Unit Option Plan is administered by the Committee. The Committee may select Eligible Persons who may be granted options under the Stapled Unit Option Plan and determine the number of Stapled Units and exercise price in respect of which options are to be granted to such persons. The Committee may also determine the expiry date of the options, provided that the date of expiry may not be later than the date which is ten years after the date of grant. All options are not transferable. If an optionee ceases to be in active employment or service with the Company or any of its subsidiaries due to death, retirement or termination with or without cause, the options held by such optionee will be subject to early expiry as follows:
     (a) termination for cause — expire immediately;
     (b) death — expire by the end of one year after death;
     (c) disability — continue to be exercisable in accordance with its terms;
     (d) retirement — expiry by the end of three years from the date of retirement; and
     (e) cessation of active employment or service for any other reason — expire on the 90th day after cessation.
Options granted under the Stapled Unit Option Plan may not be exercised except in accordance with such limitations, based on the passage of time after the option is granted or the satisfaction or fulfilment of any other conditions, and subject to such other provisos as the Committee may in its discretion determine to be appropriate. As long as the Stapled Units are listed on the Toronto Stock Exchange, the exercise price per Stapled Unit for each option granted pursuant to the Stapled Unit Option Plan may not be less than the weighted average trading price of the Stapled Units on the Toronto Stock Exchange over the period of five consecutive trading days ending on the trading day immediately before the date of grant.
The Stapled Unit Option Plan is designed to provide a target level of incentive based on a percentage of base salary. In February, 2004, the Board of Directors established a maximum annual grant level and a maximum number of outstanding options a participant may hold at a maximum of five times an annual grant level.
The total number of options granted to employees in 2006 was 205,238, representing grants to the President & CEO, executives, senior management and other employees. 40,000 options were granted to directors in 2006. In 2005, 302,998 options were granted to the President & CEO, executives, senior management and other employees and 46,000 options were granted to directors, including a new director who was appointed in April. In 2004, 273,220 options were granted to the President & CEO, executives, senior management and other employees and 40,000 options were granted to directors. Subsequent to December 31, 2006, on February 8, 2007, a total of 289,370 options were awarded, including 249,370 options granted to employees, representing grants to the President & CEO, executives, senior management and other employees and 40,000 options were granted to directors. All options granted on February 8, 2007 have an exercise price of $16.26.
Distribution Equivalent Plan
On November 24, 2001, the Board of Directors approved and the Company adopted a Distribution Equivalent Plan pursuant to which directors, officers or employees of the Company or any of its subsidiaries who are in active service or employment with the Company or any of its subsidiaries may be granted distribution equivalent awards under the Distribution Equivalent Plan.

Purpose of the Distribution Equivalent Plan
The purpose of the Distribution Equivalent Plan is very similar to that of the Stapled Unit Option Plan. It is intended to complement the Stapled Unit Option Plan so that recipients of options, by receiving corresponding distribution equivalent awards, will, upon exercise of the relevant options, have the benefit of distributions paid by the Company in respect of Stapled Units subject to the granted options. The Distribution Equivalent Plan does not involve issuance of Stapled Units from treasury of the Company.
Description of the Distribution Equivalent Plan
The Distribution Equivalent Plan is administered by the Committee. Subject to determination otherwise by the Company at the time of grant, a person who is granted options to acquire Stapled Units under the Company’s Stapled Unit Option Plan will be granted the same number of awards under the Distribution Equivalent Plan and such awards will have the same expiry date and vesting terms as the corresponding granted options. The awards granted under the Distribution Equivalent Plan will only be exercisable at the same time when and if the corresponding options are exercised. At any time and from time to time, when the Company pays any distribution on the Stapled Units, the Company will pay to the trustee of the trust formed in relation to the Distribution Equivalent Plan an amount proportionate to such paid distribution based on the number of awards granted under the Distribution Equivalent Plan. After receipt from the Company, the trustee will use such payment to purchase Stapled Units through the Toronto Stock Exchange for the trust. When a participant exercises vested awards under the Distribution Equivalent Plan at the time of exercise of the corresponding options, the trustee will release the applicable number of Stapled Units held in trust to that participant in accordance to the terms of the Distribution Equivalent Plan.
Submitted by the Governance and Human Resources Committee
R.W. Murdoch, Chairman
W.C. Brown
V. E. Daughney
K.A. Shields

STAPLED UNIT PERFORMANCE
The following line graph and succeeding table compare the total return on the Stapled Units, assuming an initial investment of $100, with the cumulative total return, assuming a corresponding investment with all dividends and distributions reinvested, in respect of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) compiled by the Toronto Stock Exchange, from the commencement of trading of the Trust Units of TimberWest Timber Trust (which were subsequently exchanged on a one for one basis for Stapled Units) on the Toronto Stock Exchange on June 23, 1997, to December 31, 2006. The S&P/TSX Composite Index is a total return index, including dividends reinvested.

	6/23/1997	12/31/1997	12/31/1998	12/31/1999	12/31/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
TimberWest Forest Corp.	$100	$109	$106	$122	$147	$179	$180	$197	$232	$246	$253
S&P/TSX Composite Index	$100	$104	$101	$131	$139	$119	$103	$128	$144	$175	$201

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Company’s Board of Directors and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. During the past year, both management and the Board have monitored and, where appropriate, responded to regulatory developments aimed at improving corporate governance practices, increasing corporate accountability and enhancing the transparency of public company disclosure and will continue to monitor the developments in corporate governance practices.
On June 30, 2005, National Instrument 58-101, Disclosure of Corporate Governance Practices (the “Instrument”) and a related National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”) issued by the Canadian Securities Administrators (CSA) came into effect, replacing the guidelines previously issued by the Toronto Stock Exchange. The Guidelines and the Instrument require listed companies to annually disclose its approach to corporate governance with reference to specific matters. The following disclosure is in accordance with National Instrument 58-101 Disclosure of Corporate Governance Practice.
Board of Directors
The Guidelines recommend that a board of directors should be constituted by a majority of individuals who qualify as “independent directors”. For the purpose of the Guidelines, a director is independent if he or she has no direct or indirect material relationship with the issuer. A “material relationship” is a relationship which could in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement and there are certain relationships that are considered to be a “material relationship” under section 1.4 of Multilateral Instrument 52-110 (“MI 52-101”) (as referred to in the Instrument and the Guidelines).
The directors of the Company have examined the relevant definitions in the Guidelines, the Instrument and under section 1.4 of MI 52-110 and have individually considered their respective interests in and relationships with the Company. As a consequence, the Board has determined that on a rigorous application of these definitions, the majority of the Board’s directors are independent (six of the Company’s seven directors satisfy “independence” requirements). Specifically, Dr. Clark S. Binkley, Mr. William C. Brown, Mr. V. Edward Daughney, Mr. Robert W. Murdoch, Mr. Conrad A. Pinette and Mr. Kenneth A. Shields are all independent directors. Mr. McElligott, by virtue of his position as the President and CEO of the Company, is the only director who is not an independent director.
Certain directors of the Company are presently directors of other reporting issuers. For further details and information, please refer to pages 6 to 7 under the heading “Election of Directors”.
The Guidelines recommend that a board of directors should have in place appropriate structures and procedures to enable the board to function independently of management. The Guidelines recommend that the chair of the board of directors be an independent director. The Chairman of the Board of the Company, Mr. Daughney, is not an employee of the Company and is not regularly involved in the day-to-day management of the Company and satisfies the definition of independence under the Guidelines. The Chairman is responsible for managing the affairs of the Board of the Company and works with the President/CEO and other management to ensure effective relations with members of the Board of the Company, the Unitholders and the public. The Guidelines also recommend that the independent directors hold regularly scheduled meetings that are not attended by non-independent directors. At the conclusion of each quarterly Board meeting, there is an in-camera session of independent directors in which the independent directors can discuss matters without presence of the non-independent director and the management. In 2006, the independent directors met four times in such a manner.
Individual directors of the Company may engage outside advisors at any time at the Company’s expense, subject to the approval of the Chairman of the Board, to provide advice with respect to a corporate decision or action. In addition, each Committee of the Board has the power to engage outside advisors to advise and assist them in situations that they deem necessary.
For information on attendance of members of the Board at Board meetings and Committee meetings, please refer to page 8 under the heading “Record of Attendance by Directors for the Twelve Months Ended December 31, 2006”.

The Guidelines recommend that a board of directors should examine its size having regard to its effectiveness and, where appropriate, consider reducing the number of directors to facilitate more effective decision-making. The Board considers the size of seven directors to be appropriate at the current time.
The Guidelines recommend a director shall not be proposed for election at the annual meeting of unitholders next held following the date on which he/she attains the age of 70 years. The Board may request a director to extend his/her term of service beyond the regular retirement age. In such cases, the director’s term will be extended in one-year increments.
Committees of the Board
The Guidelines recommend that the nominating committee and the compensation committee should be composed of independent directors. MI 52-101 requires the audit committee to be composed of independent directors satisfying all criteria as set out in MI 52-101. The Board currently has established three standing committees: the Audit Committee, the Environment, Health and Safety Committee, and the Governance and Human Resources Committee. The Pension Committee was dissolved in 2006 as discussed below. Each of such committees has adopted a written charter and is composed entirely of independent directors as defined under the Guidelines. Mr. McElligott is not a member of such committees but attends meetings of such committees. For detail of the members of each committee, please refer to pages 6 to 7 under the heading “Election of Directors”.
The Governance and Human Resources Committee is both a nomination committee and a compensation committee for the purposes of the Guidelines and the Instrument.
Audit Committee
In addition to its statutory duties, and as required under MI 52-101, the Audit Committee assists the Board in its oversight of the integrity of the Company’s financial statements, the external auditors qualifications, independence and objectivity, the performance of the internal auditors and of the external auditors, the adequacy and effectiveness of internal controls and compliance with legal and regulatory matters. The Board, through the Committee, identifies principle risks in the business and ensures that those risks are appropriately managed. The Committee also reviews management policies and procedures for appropriateness and effectiveness.
All members of the Committee are financially literate. “Financial literacy” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. None of the members of the Committee receives, directly or indirectly, any compensation from the Company other than compensation described in this information circular (see page 7 under the heading “Compensation of Directors”).
Subject to the powers of the Unitholders under the Company Act to appoint and revoke the appointment of the external auditors, the Audit Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditors and to fix their remuneration. The Committee is directly responsible for the oversight of the work of the external auditors, including reviewing relationships between the external auditors and the Company and resolution of disagreements between management and the external auditors regarding financial reporting. The Committee has the sole authority to approve all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditors. The Committee is also charged with reviewing with the external auditors any audit problems or difficulties and management’s response.
The Audit Committee, which has oversight responsibility for management reporting on internal controls, requires that management implement and maintain appropriate internal control procedures. The Committee meets with the internal auditors and with management to assess the adequacy and effectiveness of these systems of internal control. The Committee also reviews reports from the internal auditors on the Company’s control environment and internal controls implemented to ensure any weaknesses identified have been remedied. The internal audit function at TimberWest is provided by PricewaterhouseCoopers. The chairman of the Committee has direct access to the partner in charge of this engagement and the Committee approves internal audit engagement fees and terms provided by the internal auditors.

The Audit Committee terms of reference provide that the Committee will meet separately with the external auditors, the internal auditors and senior management on a regular basis to discuss and review specific issues as appropriate.
The Audit Committee also ensures that there are adequate procedures in place for the review of the Company’s public disclosure of financial information. Among other things, the Audit Committee reviews:
•	Quarterly Interim Financial Statements and related Management’s Discussion and Analysis (“MD&A”), the Annual Consolidated Financial Statements and related MD&A, the Annual Information Form and this Information Circular;

•	earnings press releases;

•	prospectuses relating to the issuance of securities by the Company; and

•	any significant issues reported to management by the internal audit function and management’s responses to any such reports.
The Charter of the Audit Committee can be found on the Company’s website at www.timberwest.com (the “Company’s Website”) or on www.sedar.com as an attachment to the Company’s Annual Information Form.
Report on the Audit Committee Mandate
The Audit Committee has met all of the requirements of its mandate. In particular, the Audit Committee is comprised of four independent directors all of whom are financially literate.
In addition, during 2006, the external auditors and the internal auditors attended the four quarterly Audit Committee meetings and in-camera meetings were held with the external and internal auditors. In particular, the Committee reviewed the independence criteria for external auditors and was satisfied the independence criteria have been met. The Chair of the Audit Committee met separately with the engagement partners from both the external and internal audit firms during the year independently of the Committee and management. The Audit Committee met four times in total during the year.
During 2006, the Audit Committee encouraged adherence to and continuous improvements of the Company’s policies, procedures and practices at all levels. In particular, the Committee has established that the Chair of the Audit Committee is the person to receive complaints regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by employees of concerns regarding such matters (whistle-blowing).
Environment, Health and Safety Committee
The Environment, Health and Safety Committee has specific authority to review, approve and revise the environmental and safety policy of the Company, to monitor the Company’s environmental management system, including results of internal and external audits of these policies and systems, to provide direction to management on the frequency and focus of external independent environmental audits and to investigate any activity of the Company that relates to environmental and safety matters. The Committee also monitors the status of TimberWest’s compliance with ISO and SFI® certifications to ensure certification standards are being met. The Committee also monitors safety statistics such as the Medical Incident Rate and Severity Index to ensure the Company and its contractors are working to achieve or exceed high safety standards. In 2006, the Committee met four times.
Governance and Human Resources Committee
The Governance and Human Resources Committee has responsibility to review and recommend for approval by the Board all remuneration and pensions of the officers of the Company, including the CEO. As recommended in the Guidelines, the Governance and Human Resources Committee reviews the amount and the form of compensation of directors. In making recommendations to the Board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors, as well as comparative data derived from a survey of board compensation at other companies, which has been analyzed by an independent outside consultant. For detailed discussion on the process adopted by the Governance and Human Resources Committee in respect of Executive Compensation, please refer to page 18 under the heading “Governance and Human Resources Committee Report on Executive Compensation”.
The Governance and Human Resources Committee is also responsible for identifying, evaluating and recommending nominees to the Board of Directors and its committees, in consultation with the Chairman and the President and CEO. The Committee determines what competencies, skills and personal qualities it should seek in new board members to add value to the Company. In certain circumstances the Committee may retain outside consultants to conduct searches for appropriate nominees.
The Governance and Human Resources Committee assists the Board in applying governance principles and practices, and tracks developments in corporate governance, adapting best practices to the needs and circumstances of the Company. In particular, the Committee has reviewed and responded to the provisions under the Instrument and the Guidelines. During 2004, the Committee performed a review of the Board Governance manual and updated the manual as appropriate. The Committee will modify its practices and the practices of the Board and its other Committees as necessary and from time to time to maintain a high standard of governance. In 2006, the Committee met four times.
Pension Committee
The Pension Committee had responsibility to oversee the TimberWest Forest Corp. Retirement Plan for Salaried Employees, the TimberWest Forest Corp. Retirement Plan “B”, the TimberWest Forest Corp. Supplemental Retirement Plan for Senior Management, the TimberWest Forest Corp. Supplementary Retirement Plan and the Pacific Forest Products Limited Supplementary Retirement Benefit Plan (collectively, the “Plans”).
The Pension Committee had the responsibility to approve any changes to the Plans and oversaw and monitored the administration of the Plans by the Retirement Plan Committees for each of the Plans. The Pension Committee recommended to the Board a Statement of Investment Policies and Procedures for each of the Plans, in collaboration with the Retirement Plan Committees, which consist of TimberWest employees and retirees, and reviews and monitors investment fund managers, appointment of actuaries, pension counsel and other pension advisors for each of the Plans, and makes recommendations to the Board. The Pension Committee oversaw and monitored the actuarial status, including funded status, annual contribution to and expense levels of the Plans.
During 2006, the Company settled the benefit obligations for the retired and deferred vested members of the TimberWest Forest Corp. Retirement Plan for Salaried Employees and the TimberWest Forest Corp. Retirement Plan “B” through the purchase of annuity contracts from a financial institution. The remaining obligation under the TimberWest Forest Corp. Retirement Plan for Salaried Employees relates to 12 active members of the Plan. It is the Company’s intention to settle the remaining obligations using the Plan assets to do that as each of the remaining Plan members leave active service. With the settlement of substantially all the benefits obligations under the Plans, the Pension Committee was dissolved in August, 2006, and the committee responsibilities were distributed between the Audit Committee and the Governance and Human Resources Committee, as appropriate.
In 2006, the Committee met three times.
Mandate and Responsibilities of the Board
The Board adopted “Terms of Reference for the Board”, which is available on the Company’s Website.
The Guidelines provide that a board of directors should explicitly assume responsibility for the stewardship of a corporation. The Board’s terms of reference provide that the Board act in a supervisory role and that any responsibilities not delegated to management remain with the Board. In this regard, the Board approves the corporate objectives which management is responsible for meeting and assesses management against these objectives. The Chairman of the Board is not a member of management.
The scope of the Board’s supervisory role expressly includes such matters as the strategic planning process, identification and management of risks, internal controls, communications policy, succession planning and governance. To support it in its supervisory role, the Board expects management, among other things, to:

•	undertake an ongoing review of the Company’s strategies and their implementation in light of evolving conditions, and to present a comprehensive annual operating plan and report regularly on the Company’s performance and results relative to that plan, as well as on the Company’s business and other affairs, with a focus on matters of material consequence for the Company and its Unitholders;
•	implement systems to identify, monitor and manage the principal risks of the Company’s businesses;
•	implement and maintain appropriate systems of internal controls and management information systems; and
•	implement and maintain effective communications practices, ensuring timely and accurate reporting to investors and the capital markets.
The Guidelines recommend that a board of directors should assume responsibility for the adoption of a strategic planning process. Long-term goals and strategies for the Company are developed as part of an annual strategic planning process with the Board. In 2001, the Company developed a long-term strategic plan and this plan is updated annually. The strategic planning process also includes the preparation of a detailed one-year operating plan. Through this process, led by the CEO and senior management of the Company, the Board adopts the operating plan for the coming financial year and monitors senior management’s relative progress through a regular reporting and review process. The Board reviews, on a quarterly basis, the extent to which the Company has met the current year’s operating plan.
The Guidelines recommend that a board of directors should identify a corporation’s principal business risks and ensure implementation of appropriate risk management systems. The Board has identified the principal risks of the Company’s business and monitors, through established systems and procedures, the efficiency and use of forestry resources, processing facilities and monetary resources as well as compliance with regulatory standards and ISO 14001 standards and certification under the Sustainable Forestry Initiative (SFI®) Program. The primary regulatory compliance risk relates to adherence to the Forest Practices Code of British Columbia, the Private Land Forest Practices Regulation of British Columbia and environmental standards. The Environment, Health and Safety Committee of the Board is responsible for establishing policy, practice and control mechanisms and for conducting regular reviews of issues and audits.
The Guidelines recommend that a board of directors should assume responsibility for the integrity of a corporation’s internal control and management information systems. The Board, through its Audit Committee, meets with the Company’s external auditors to discuss the results of the annual audit, which includes, in accordance with Canadian generally accepted auditing standards, consideration of internal controls in planning the audit. The Audit Committee also reviews the Company’s internal control and management information systems with management annually as part of its financial risk assessment.
The Guidelines recommend that a board of directors should assume responsibility for a corporation’s communications policy. The Company’s Board reviews and approves the contents of major disclosure documents, including the Annual Consolidated Financial Statements and MD&A, the Quarterly Interim Reports and Interim MD&A, the Annual Information Form, this Information Circular, and all material press releases.
The Company’s communications practices for communication with securities and investment analysts and the public are designed to avoid selective disclosure. In this regard:
•	quarterly earnings conference calls are broadcast live over the internet and are accessible on a live and recorded basis;
•	procedures are in place to provide timely information to investors and potential investors and to respond to investor inquiries and concerns;
•	the CEO, the CFO and other senior executives meet periodically with financial analysts and institutional investors regarding the Company’s results of operations;
•	staff are also available to Unitholders by telephone and fax and the Company maintains comprehensive investor relations communications on its web site at http://www.timberwest.com; and

•	presentations made by senior management at investor conferences are webcast and promptly made available on the internet.
In addition, the Company conducts an active Unitholder relations program, under the direction of the Chief Financial Officer of the Company. The program involves meeting with a broad spectrum of investors, including open briefing sessions for analysts, investment fund managers and others with respect to reported financial results and other announcements by the Company. The Chief Executive Officer and the Chief Financial Officer report regularly to the Board with respect to these matters.
The Guidelines recommend that a board of directors should assume responsibility for succession planning, including appointing, training and monitoring senior management. Through its Governance and Human Resources Committee, the Board reviews all appointments of officers, including the CEO. The Governance and Human Resources Committee also has responsibility for assessing the requirements and performance, on an overall basis, of the CEO and officers in order to recommend salaries and incentive awards for performance. The CEO has in place a process whereby senior managers develop objectives, review them with the CEO and are measured against them. The Board, through the Governance and Human Resources Committee, review and monitor the CEO and other executive officers of the Company to satisfy itself of the integrity of such officers and to oversee that they create a culture of integrity throughout the Company. In addition, position descriptions and terms of reference have been developed for the directors, the Chairman and the President and CEO. Delegations of authority have been implemented by the Board to define the limits of management’s authority and responsibilities.
Code of Business Conduct and Ethics
The Company’s Board adopted a Code of Business Conduct and Ethics, which applies to all directors, officers and employees of the Company and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers (together, the “Codes”). These Codes were implemented by the Company during the first half of 2004 and can be found on the Company’s Website. These Codes have also been filed with SEDAR at www.sedar.com. The Board monitors compliance with the Codes by requiring that all employees have read and signed the Codes (as applicable to them) and by charging management with raising to the Board’s attention any issues that arise with respect to the Codes. In addition, the Board has adopted a Whistle-Blower Procedure and process, which allows for anonymous submission of complaints or issues relating to the Codes or to any accounting or financial improprieties that may arise. Should any Director or Officer depart from or violate the Codes, a material change report is required to be filed. There have been no such departures or violations, and hence no material change reports have been filed in 2006.
Decisions Requiring Prior Approval by the Board
The Board of Directors has delegated to the CEO and senior management the responsibility for day-to-day management of the business of the Company, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must by law or by the Articles of the Company be approved by the Board, the Board has specified limits to management’s responsibility and retains responsibility for significant changes in the Company’s affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.
Expectations of Senior Management
As part of its annual strategic planning process, the Board’s expectations of senior management over the next financial year, and in the context of the longer-term strategic plan, are specified. As recommended in the Guidelines, the Board also reviews and approves the annual corporate performance objectives for which the CEO is responsible. The CEO and other members of the senior management team review the Company’s progress at Board and committee meetings, normally held every quarter. The reviews report on strategic, operational and financial issues facing the Company.
Directors’ and Officers’ Liability Insurance
The Company has purchased, at its expense, Directors’ and Officers’ Liability Insurance, which is split into two separate coverages in the insuring agreement. The first coverage relates to protection provided for directors and officers against liability incurred by them in their capacities as directors and officers of the Company and its subsidiaries. This section has a policy limit of $50,000,000 for each claim, subject to an aggregate limit of $50,000,000 for the 12 months ending July 1, 2007. There is no deductible under this coverage that applies in circumstances where indemnification is not provided by the Company.
When the Company provides an indemnity to a director or officer, the second coverage applies and provides payment on behalf of the Company under the indemnity, subject to a deductible of $100,000. This section has a policy limit of $50,000,000 for the 12 months ending July 1, 2007.
Orientation and Continuing Education
The Guidelines recommend that a corporation should provide an orientation and education program for new directors. In addition to having extensive discussions with the Chairman of the Board and the CEO with respect to the business and operations of the Company, a new director receives an orientation package, which includes a record of public and other information concerning the Company, prior Board briefing packages and prior minutes of meetings of the Board of Directors and applicable Committees.
Each director assumes responsibility for keeping themselves informed about the Company’s business and relevant developments outside the Company which affect its business. Individual directors also periodically attend conferences and seminars related to the industry and governance matters organized by professional organizations. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board. The Board also meets regularly to discuss issues outside of the presence of management.
In addition, the directors annually take part in tours of the Company’s operations in order to assist the directors in better understanding the Company’s business. These tours include informal presentations and discussions with local management and employees. The Board also encourages senior management to ensure that employees who are seen as potential future senior executives of the Company interact with the Board from time to time to allow the Board members themselves to assess that future potential.
During 2006, the Company held an in-house education session with an independent consultant on governance trends.
Assessments
Ensuring the effectiveness of the Board is an ongoing process. A formal system for evaluation of the Board as a whole has been established and is performed annually.
Each year the Board (with the assistance of the Governance and Human Resources Committee) formally reviews its own performance, the performance of each committee of the Board and the performance of the Chief Executive Officer. The Board has not formalized an individual director peer assessment because the Board has determined the comprehensive performance assessment that it performs for the Board as a whole and its various committees gives the Chair sufficient information on individual directors performance.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Except as disclosed in this Information Circular, none of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Since the commencement of the most recently completed financial year of the Company, no informed person of the Company, nor any person proposed to be elected as a director of the Company, nor any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined under applicable securities laws) or which was entirely repaid before the date hereof.
ADDITIONAL INFORMATION
Additional information relating to TimberWest can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at http://www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the fiscal year ended December 31, 2006, and is also available on SEDAR.
The Company will provide to any person or company, upon request to the Secretary of the Company, copies of the Company’s Annual Information Form (together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference), the Company’s comparative consolidated financial statements for its most recently completed financial year together with the accompanying report of the auditor, any interim financial statements of the Company that have been filed for any period subsequent to the financial statements for the Company’s most recently completed financial year and the Company’s information circular in respect of its most recent annual meeting of Unitholders. The Company may require the payment of a reasonable charge if the request for information is made by a person who is not a holder of the Company’s securities.
EFFECTIVE DATE
Except as otherwise specified, the information set forth in this Information Circular is provided as of February 28, 2007.
APPROVAL OF THE BOARD
The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

DATED as of the 28th day of February 2007.	BY ORDER OF THE BOARD OF DIRECTORS

Brenda G. Blue Secretary

- SCHEDULE A -
TIMBERWEST FOREST CORP.
RESOLUTION IN RESPECT OF AMENDMENT OF STAPLED UNIT OPTION
PLAN OF TIMBERWEST FOREST CORP. (the “Company”)
Amended and Restated Stapled Unit Option Plan
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1)	The Amended and Restated Stapled Unit Option Plan of the Company as tabled at the meeting (the “Amended and Restated Stapled Unit Option Plan”), and the proposed amendments contained therein as substantially described in the Information Circular of the Company dated February 28, 2007 (the “Proposed Amendments”), be and the same are hereby confirmed, adopted and approved.

2)	Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do or to cause to be done all such acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing resolutions and to give effect to the Amended and Restated Stapled Unit Option Plan, including without limitation making appropriate application to and filings with the Toronto Stock Exchange to, inter alia, list the increase in the number of shares as necessary, and executing and delivering such other documents as may be necessary or desirable, such determination to be conclusively evidenced by the taking of any such actions by such director or officer.

3)	Notwithstanding that this resolution has been duly passed by the shareholders of the Company, the Board of Directors, in its discretion, may choose not to implement any or all of such amendments.